Mail Stop 4561

February 17, 2009

VIA USMAIL and FAX (212) 492-8922

Mr. Mark J. DeCesaris
acting Chief Financial Officer
Corporate Property Associates 14 Incorporated
50 Rockefeller Plaza
New York, New York 10020

      Re: **Corporate Property Associates 14 Incorporated**
             Form 10-K for the year ended December 31, 2007
             Filed on March 31, 2008
             File No. 000-25771

Dear Mr. Mark DeCesaris:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief